Exhibit 3.1

CERTIFICATE OF INCREASE

OF

MQ ASSOCIATES, INC.

MQ Associates, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.               Name.  The name of the corporation is MQ Associates, Inc.

2.               Current Authorization and Designation.  The Fourth Amended and Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on August 15, 2002 (the “Charter”), currently authorizes the Corporation to issue, inter alia, 75,000,000 shares of Preferred Stock, par value $0.001 per share, of which the Charter designates 35,000,000 shares as Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) and 15,000,000 shares as Series B Redeemable Preferred Stock.

3.               Increase.  Pursuant to Section 151(g) of the DGCL, and as authorized and directed by the Board of Directors of the Corporation pursuant to resolutions duly adopted, the Corporation has increased by 20,000,000 the number of shares of Series A Preferred Stock so designated by the Corporation, for an aggregate total of 55,000,000 shares designated as Series A Preferred Stock.

Executed as of this 6th day of September, 2005.

* * * * *

MQ ASSOCIATES, INC.

By:	/s/ Donald C. Tomasso
Name: Donald C. Tomasso
Title: Chief Executive Officer